Exhibit 99.4

KPMG LLP Chartered Accountants 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neptune Technologies & Bioressources Inc.

We consent to the incorporation by reference in the Registration Statement (File No. 333-176959) on Form F-10 of Neptune Technologies & Bioressources Inc. (the “Company”) of our reports dated May 9, 2012, with respect to the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, the consolidated statements of comprehensive income (loss), changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, and on the effectiveness of internal control over financial reporting as of February 29, 2012, which reports appear in the annual report on Form 40-F of the Company for the fiscal year ended February 29, 2012, and further consent to the use of such reports included in this annual report on Form 40-F.

Chartered Accountants

May 29, 2012
Montreal, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG
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      (“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.